New York - AG	September 25, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Provides SAT Tax Dispute Update

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announced an update related to the ongoing tax dispute with the Mexican tax authority, the Servicio de Administracion Tributaria (“SAT”) in connection with the 2012 Advance Pricing Agreement (“APA”) granted to Primero Empresa Minera, S.A. de C.V. (“PEM”), a subsidiary of the Company.

As previously announced on May 13, 2020, the Company served the Government of Mexico with a Notice of Intent to Submit a Claim (“Notice”) under the provisions of Chapter 11 of North American Free Trade Agreement (“NAFTA”). The service of this Notice initiated a 90-day process for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the dispute. On August 11, 2020, the 90-day process deadline expired without any resolution of the tax dispute.

The Company has also been informed by its Mexican legal advisors that PEM will be served with a decision made on September 23, 2020 by the Federal Court on Administrative Matters (“Federal Court”), nullifying the APA granted to PEM and directing the tax authority to re-examine the evidence and basis for the issuance of the APA. The Federal Court decision is appealable to the Circuit Courts.

The Company’s legal advisors are of the view that the Federal Court’s decision was not arrived following regular procedures, was undertaken hastily, and did not provide opportunity for the presentation of evidence from PEM. In addition, the decision is inconsistent with previous legal precedents and violates the Federal Mexican Constitution. The Company continues to assess all of its legal options, both domestic and international including under the North American Free Trade Agreement, and will make additional updates, when necessary, on its legal plan of action.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 11.0 to 11.7 million silver ounces or 21.4 to 22.9 million silver equivalent ounces in 2020.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society, risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

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